UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the State Auto Insurance Companies Retirement Savings Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2013 and 2012 and Supplemental Schedule for the year ended December 31, 2013

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Retirement Savings Plan Advisory Committee
State Auto Insurance Companies Retirement Savings Plan
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
June 18, 2014

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value:
Shares of registered investment companies	$244,085,335	$196,123,508
Money market	8,955,335	11,862,836
Common/collective trust	15,590,130	16,962,705
Affiliated stock	2,123,911	1,608,780
Self-directed brokerage accounts	1,765,646	894,443
Total investments	272,520,357	227,452,272
Receivables:
Notes receivable from participants	4,977,912	4,276,247
Net assets reflecting investments at fair value	277,498,269	231,728,519
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(234,991)	(485,427)
Net assets available for benefits	$277,263,278	$231,243,092

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012
Investment income:
Interest and dividends	$9,389,837	$6,310,260
Net appreciation in fair value of investments	39,011,567	18,626,147
Total investment income	48,401,404	24,936,407
Interest income on notes receivable from participants	156,995	145,317
Contributions:
Employee contributions	13,225,381	12,613,605
Participant rollovers	1,099,387	1,900,226
Employer contributions	8,879,836	8,407,697
Total contributions	23,204,604	22,921,528
Deductions:
Benefit payments	25,711,411	19,348,581
Participant loan fees	31,406	22,612
Total deductions	25,742,817	19,371,193
Net increase	46,020,186	28,632,059
Net assets available for benefits:
Beginning of year	231,243,092	202,611,033
End of year	$277,263,278	$231,243,092

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2013

1. Description of the Plan

Organization

The State Auto Insurance Companies Retirement Savings Plan (the “Plan”) is a defined contribution plan which qualifies as a 401(k) plan. The Plan was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates ("the Company") for the purpose of providing a savings plan for the benefit of its employees.

During 2012, the following amendments were made to the Plan:

•	Amendment to add timing features for the Salary Reduction Contribution within the Qualified Automatic Contribution Arrangement ("QACA") framework to the Plan effective January 1, 2012;

•	Amendment to grant past service credit for former employees of Risk Evaluation and Design, LLC (“RED”), an affiliated entity, to the Plan effective January 1, 2012;

•	Amendment to remove the spousal consent requirement for certain participant distributions from the Plan effective January 1, 2013.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first day of the pay period coincident with or after the completion of 90 days of employment with the Company provided the employee is or will attain age 21 within the first calendar year that commences after the employee’s hire date or the employee’s attainment of age 20. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements.

Contributions

Each participant may contribute any whole percentage between 1% and 50% of his or her salary (“basic contribution”) up to the maximum Internal Revenue Code (the “Code”) limit. Subject to certain limitations, the Company makes safe harbor matching contributions for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan and who do not affirmatively elect a different contribution percentage contribute 3% of their salary with automatic increases to 4% in the first plan year following enrollment, 5% in the second plan year following enrollment and 6% in the third and subsequent plan years following enrollment. Participants may also suspend contributions at any time. Total participant contributions may not exceed 50% of a participant’s salary.

The Company also makes non-elective contributions of 5% of an eligible participant’s salary. Participants eligible for the non-elective contributions are those employees hired on or after January 1, 2010, and those participants who irrevocably elected to freeze their future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective June 30, 2010. The percentage of the non-elective contribution is determined by the Compensation Committee of the Plan and can be changed at its discretion.

All Plan participants who are 50 and older as of the beginning of the calendar year, or who attain age 50 during the calendar year and are making the maximum Code pre-tax contribution of $17,500 for 2013 and $17,000 for 2012, may make additional “Catch-up Contributions” of up to $5,500.

Vesting

Plan participants are fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related earnings or losses after two years. Full vesting in non-elective contributions and related net earnings and losses occurs upon completion of three years of service. Any employee terminating prior to completing years of service requirements for vesting will forfeit the unvested portion of their account. In addition, employer matching contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2013

disability. Any forfeiture of non-vested employer contributions and related net earnings or losses is first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions. Forfeitures of $392,219 and $202,158 were used to reduce the Company’s contributions during 2013 and 2012, respectively.

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan or Qualified Domestic Relations Order (“QDRO”) processing fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Notes receivable from participants ("loans") are valued at their unpaid balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current Reuters prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

All administrative expenses, excluding participant loan and QDRO processing fees, are paid by the Company.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their vested account less outstanding loan balances.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their vested account based on financial hardship. Participants may withdraw the vested portion of employer matching contributions credited to their account prior to January 1, 2008, subject to certain conditions.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan at December 31, 2013 and 2012 consisted of shares of registered investment companies, a money market fund, a common/collective trust, shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated stock”) and self-directed brokerage accounts. The Plan’s investments are stated at fair value. Fair value is the price that would be

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2013

received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

In accordance with the Plan Accounting - Defined Contribution Pension Plans Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Plan’s common/collective trust, which includes a fully benefit-responsive investment contract, is reported at fair value based on information reported by Fidelity Management Trust Company (the “fund trustee”), with a corresponding adjustment on the statements of net assets available for benefits to reflect the investment at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

3. Investments

The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2013 and 2012:

	December 31
	2013	2012
Investments in shares of registered investment companies:
Fidelity Contrafund K	$51,972,401	$41,928,691
MFS Value Fund Class R4	—	18,492,791
MFS Value Fund Class R5	24,167,347	—
Fidelity Freedom K 2020 Fund	15,224,033	*
Money market:
Fidelity U.S. Government Reserves	*	$11,862,836
Investment in common/collective trust:
Fidelity Managed Income Portfolio	$15,590,130	$16,962,705

* Value is less than 5% of net assets available for benefits

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2013

The following table sets forth the appreciation (depreciation) in value of the Plan’s investments (including investments bought and sold, as well as held during the year) for the years ended December 31, 2013 and 2012:

	2013	2012
Realized appreciation:
Shares of registered investment companies	$6,454,012	$2,879,981
Self-directed brokerage accounts	19,816	25,314
Affiliated stock	74,787	5,840
Total realized appreciation	6,548,615	2,911,135

Unrealized appreciation (depreciation):
Shares of registered investment companies	31,844,843	15,601,991
Self-directed brokerage accounts	42,899	(17,134)
Affiliated stock	575,210	130,155
Total unrealized appreciation	32,462,952	15,715,012

Total realized and unrealized appreciation	$39,011,567	$18,626,147

4. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no transfers between level categorizations during the years ended December 31, 2013 and 2012.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013.

•
Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Money market: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•
Common/collective trust: The common/collective trust is a public investment vehicle valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy. The fund manager’s objective is preservation of capital and the fund invests primarily in fixed income, bond and money market funds. There are no unfunded commitments related to the common collective trust and units are redeemable at NAV.

•	Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

•
Self-directed brokerage accounts: The self-directed brokerage accounts are comprised primarily of common stock, government and corporate bonds, registered investment companies and interest-bearing cash. The fair value of common stock, corporate and government bonds and registered investment companies, is based on observable market price for an identical asset in an active market and is classified within Level 1 of the fair value hierarchy. The carrying value of the interest-bearing cash approximates fair value and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2013

The following tables set forth the Plan’s investments within the fair value hierarchy at December 31, 2013 and 2012:

At December 31, 2013	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Registered investment companies:
Large-cap equity investments	$98,575,652	$98,575,652	$—		$—
Mid-cap equity investments	19,423,412	19,423,412	—		—
Small-cap equity investments	5,762,212	5,762,212	—		—
International equity investments	17,575,816	17,575,816	—		—
Blended fund investments	89,818,005	89,818,005	—		—
Income bond investments	12,930,238	12,930,238	—		—
Total registered investment companies	244,085,335	244,085,335	—		—

Money market	8,955,335	8,955,335	—		—
Common/collective trust	15,590,130	—	15,590,130		—
Affiliated stock	2,123,911	2,123,911	—		—
Self-directed brokerage accounts:
Interest-bearing cash	309,929	309,929	—	—	—
Common stock	840,137	840,137	—		—
Mutual funds	570,471	570,471	—		—
Other investments	45,109	45,109	—		—
Total self-directed brokerage accounts	1,765,646	1,765,646	—		—

Total investments	$272,520,357	$256,930,227	$15,590,130		$—

At December 31, 2012	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Registered investment companies:
Large-cap equity investments	$77,574,262	$77,574,262	$—		$—
Mid-cap equity investments	12,990,348	12,990,348	—		—
Small-cap equity investments	3,818,068	3,818,068	—		—
International equity investments	14,843,974	14,843,974	—		—
Blended fund investments	70,007,376	70,007,376	—		—
Income bond investments	16,889,480	16,889,480	—		—
Total registered investment companies	196,123,508	196,123,508	—		—

Money market	11,862,836	11,862,836	—		—
Common/collective trust	16,962,705	—	16,962,705		—
Affiliated stock	1,608,780	1,608,780	—		—
Self-directed brokerage accounts:
Interest-bearing cash	110,916	110,916	—	—	—
Common stock	418,766	418,766	—		—
Corporate bonds	33,570	33,570	—		—
Government bonds	1,429	1,429	—		—
Mutual funds	320,833	320,833	—		—
Other investments	8,929	8,929	—		—
Total self-directed brokerage accounts	894,443	894,443	—		—

Total investments	$227,452,272	$210,489,567	$16,962,705		$—

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2013

The following tables summarize investments measured at fair value based on net asset value (NAV) per share as of December 31, 2013 and 2012, respectively:

At December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio	$15,590,130	n/a	Daily	30 days

At December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio	$16,962,705	n/a	Daily	30 days

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 18, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Reconciliation to Form 5500

The following table sets forth a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2013	2012
Net assets available for benefits per the financial statements	$277,263,278	$231,243,092
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	234,991	485,427
Net assets available for benefits per the Form 5500	$277,498,269	$231,728,519

The following table sets forth a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2013	2012
Net increase in net assets available for benefits per the financial statements	$46,020,186	$28,632,059
Add decrease in contributions receivable:
Employee	—	22,000
Employer	—	143,575
	—	165,575
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	234,991	485,427
Prior year	(485,427)	(455,498)
Net increase in net assets available for benefits per Form 5500	$45,769,750	$28,827,563

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2013

7. Transactions with Parties-In-Interest

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated stock.

Supplemental
Schedule

State Auto Insurance Companies Retirement Savings Plan
EIN: 57-6010814 PN: 004
Form 5500 Schedule H Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	Baron Growth Institutional Class	107,254	$7,842,433
	Harbor International Fund Institutional Class	79,505	5,645,615
	PIMCO Total Return Fund Institutional Class	798,419	8,535,096
	Vanguard Mid-Cap Index Signal	81,335	3,495,770
	T. Rowe Price Blue Chip Growth	151,822	9,807,690
	MFS Value Fund Class R5	727,932	24,167,347
	JP Morgan Mid Cap Value Institutional Class	230,217	8,085,209
	American Beacon Small Cap Value Institutional Class	211,924	5,762,212
*	Fidelity Puritan Fund K	596,990	12,668,126
*	Fidelity Contrafund K	540,985	51,972,401
*	Fidelity Intermediate Bond Fund	405,830	4,395,143
*	Fidelity Diversified International Fund K	323,838	11,930,201
	Spartan 500 Index Fund Investor Class	192,827	12,628,214
*	Fidelity Freedom Income Fund K	73,639	880,724
*	Fidelity Freedom K 2000 Fund	69,449	848,669
*	Fidelity Freedom K 2005 Fund	2,133	28,661
*	Fidelity Freedom K 2010 Fund	212,884	2,986,762
*	Fidelity Freedom K 2015 Fund	581,785	8,284,612
*	Fidelity Freedom K 2020 Fund	1,023,121	15,224,033
*	Fidelity Freedom K 2025 Fund	849,186	13,170,869
*	Fidelity Freedom K 2030 Fund	715,187	11,342,872
*	Fidelity Freedom K 2035 Fund	581,417	9,523,605
*	Fidelity Freedom K 2040 Fund	451,082	7,429,319
*	Fidelity Freedom K 2045 Fund	275,373	4,626,266
*	Fidelity Freedom K 2050 Fund	151,002	2,547,409
*	Fidelity Freedom K 2055 Fund	21,216	256,077
			$244,085,335
	Money Market:
*	Fidelity U.S. Government Reserves Money Market	8,955,335	$8,955,335
	Investment in Common/Collective Trust:
*	Fidelity Managed Income Portfolio	15,355,139	$15,590,130
	Affiliated Stock:
*	State Auto Financial Corporation Common Stock Fund	99,934	$2,122,600
	Stock Purchase Account (1)	—	1,311
			$2,123,911
	Self-directed Brokerage Accounts	—	$1,765,646
*	Notes Receivable from Participants (interest rate 3.25% to 6.00%)	—	$4,977,912
	Total		$277,498,269

*	Indicates a party-in-interest to the Plan.
(1)
The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

	Note: Column (d) is not applicable for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

By:	/s/ Steven E. English
Steven E. English
Chief Financial Officer

By:	/s/ James A. Yano
James A. Yano
Vice President, Secretary and General Counsel
Date: June 18, 2014

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein